HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (unaudited)
For the three months ended March 31, 2020 and 2019

Three months ended March 31 (millions of Canadian dollars, except per share amounts)	2020	2019
Revenues
Distribution (includes $70 related party revenues; 2019 - $69) (Note 23)	1,439	1,321
Transmission (includes $396 related party revenues; 2019 - $414) (Note 23)	400	429
	1,839	1,750

Costs
Purchased power (includes $778 related party costs; 2019 - $554) (Note 23)	1,007	807
Operation, maintenance and administration (Note 23)	256	256
Depreciation, amortization and asset removal costs (Note 5)	210	211
	1,473	1,274

Income before financing charges and income tax expense	366	476
Financing charges (Note 6)	119	110

Income before income tax expense	247	366
Income tax expense (Note 7)	15	39
Net income	232	327

Other comprehensive loss	(20)	(1)
Comprehensive income	212	326

Net income attributable to:
Noncontrolling interest	2	1
Preferred shareholder	—	2
Common shareholder	230	324
	232	327

Comprehensive income attributable to:
Noncontrolling interest	2	1
Preferred shareholder	—	2
Common shareholder	210	323
	212	326

Earnings per common share (Note 21)
Basic	$1,617	$2,278
Diluted	$1,617	$2,278

Dividends per common share declared (Note 20)	$0	$7

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

1

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS (unaudited)
At March 31, 2020 and December 31, 2019

As at (millions of Canadian dollars)	March 31, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	1,012	7
Accounts receivable (Note 8)	693	699
Due from related parties (Note 23)	402	500
Other current assets (Note 9)	121	114
	2,228	1,320

Property, plant and equipment (Note 10)	21,602	21,418
Other long-term assets:
Regulatory assets (Note 11)	2,785	2,676
Deferred income tax assets	511	643
Intangible assets (net of accumulated amortization - $533; 2019 - $517)	460	455
Goodwill	325	325
Other assets (Note 12)	80	80
	4,161	4,179
Total assets	27,991	26,917

Liabilities
Current liabilities:
Short-term notes payable (Note 15)	1,013	1,143
Long-term debt payable within one year (Notes 15, 16)	1,153	653
Accounts payable and other current liabilities (Note 13)	1,043	974
Due to related parties (Note 23)	206	301
	3,415	3,071

Long-term liabilities:
Long-term debt (includes $356 measured at fair value; 2019 - $351) (Notes 15, 16)	11,421	10,822
Regulatory liabilities (Note 11)	225	167
Deferred income tax liabilities	—	61
Other long-term liabilities (Note 14)	3,133	3,073
	14,779	14,123
Total liabilities	18,194	17,194

Contingencies and Commitments (Notes 25, 26)
Subsequent Events (Note 28)

Noncontrolling interest subject to redemption	20	20

Equity
Common shares (Note 19)	3,418	3,564
Retained earnings	6,316	6,086
Accumulated other comprehensive loss	(26)	(6)
Hydro One shareholder’s equity	9,708	9,644

Noncontrolling interest	69	59
Total equity	9,777	9,703
	27,991	26,917

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

2

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the three months ended March 31, 2020 and 2019

Three months ended March 31, 2020 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2020	3,564	6,086	(6)	9,644	59	9,703
Net income	—	230	—	230	1	231
Other comprehensive loss	—	—	(20)	(20)	—	(20)
Distributions to noncontrolling interest	—	—	—	—	(1)	(1)
Contributions from sale of noncontrolling interest (Note 4)	—	—	—	—	10	10
Dividends on preferred shares	—	—	—	—	—	—
Dividends on common shares	—	—	—	—	—	—
Return of stated capital (Note 19)	(146)	—	—	(146)	—	(146)
March 31, 2020	3,418	6,316	(26)	9,708	69	9,777

Three months ended March 31, 2019 (millions of Canadian dollars)	Common Shares	Retained Earnings	Accumulated Other Comprehensive Loss	Hydro One Shareholder’s Equity	Non- controlling Interest	Total Equity
January 1, 2019	4,312	5,137	(7)	9,442	49	9,491
Net income	—	326	—	326	1	327
Other comprehensive loss	—	—	(1)	(1)	—	(1)
Distributions to noncontrolling interest	—	—	—	—	(3)	(3)
Dividends on preferred shares	—	(2)	—	(2)	—	(2)
Dividends on common shares	—	(1)	—	(1)	—	(1)
Return of stated capital	(138)	—	—	(138)	—	(138)
March 31, 2019	4,174	5,460	(8)	9,626	47	9,673

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

3

HYDRO ONE INC.
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the three months ended March 31, 2020 and 2019

Three months ended March 31 (millions of Canadian dollars)	2020	2019
Operating activities
Net income	232	327
Environmental expenditures	(6)	(8)
Adjustments for non-cash items:
Depreciation and amortization (Note 5)	189	189
Regulatory assets and liabilities	61	(170)
Deferred income tax expense	3	29
Other	5	4
Changes in non-cash balances related to operations (Note 24)	56	(114)
Net cash from operating activities	540	257

Financing activities
Long-term debt issued	1,100	—
Long-term debt repaid	—	(228)
Short-term notes issued	1,285	1,940
Short-term notes repaid	(1,415)	(1,512)
Return of stated capital	(146)	(138)
Preferred shares redeemed	—	(486)
Dividends paid	—	(3)
Distributions paid to noncontrolling interest	(2)	(4)
Contributions received from sale of noncontrolling interest (Note 4)	10	—
Costs to obtain financing	(5)	—
Net cash from (used in) financing activities	827	(431)

Investing activities
Capital expenditures (Note 24)
Property, plant and equipment	(338)	(278)
Intangible assets	(22)	(24)
Other	(2)	(2)
Net cash used in investing activities	(362)	(304)

Net change in cash and cash equivalents	1,005	(478)
Cash and cash equivalents, beginning of period	7	492
Cash and cash equivalents, end of period	1,012	14

See accompanying notes to Condensed Interim Consolidated Financial Statements (unaudited).

4

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
For the three months ended March 31, 2020 and 2019

1.    DESCRIPTION OF THE BUSINESS
Hydro One Inc. (Hydro One or the Company) was incorporated on December 1, 1998, under the Business Corporations Act (Ontario) and is wholly-owned by Hydro One Limited. The principal businesses of Hydro One are the transmission and distribution of electricity to customers within Ontario.
Earnings for interim periods may not be indicative of results for the year due to the impact of seasonal weather conditions on customer demand and market pricing.
Rate Setting
The Company's transmission business consists of the transmission system operated by its subsidiaries, Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership (B2M LP), a limited partnership between Hydro One and the Saugeen Ojibway Nation (SON), and an approximately 55% interest in Niagara Reinforcement Limited Partnership (NRLP), a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation (collectively, the First Nations Partners). Hydro One’s distribution business consists of the distribution system operated by its subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities).
Transmission
On March 21, 2019, Hydro One Networks filed a three-year Custom Incentive Rate application with the Ontario Energy Board (OEB) for 2020-2022 transmission rates. On December 10, 2019, the OEB approved Hydro One Networks' 2019 transmission revenue requirement and charges as interim effective January 1, 2020 until the new transmission revenue requirement and charges are approved by the OEB. On April 23, 2020, the OEB rendered its decision on the 2020-2022 transmission rate application. See Note 28 - Subsequent Events for additional information.
On July 31, 2019, B2M LP filed a transmission rate application for 2020-2024, seeking a base revenue requirement of $36 million for 2020, and a revenue cap escalator index for 2021 to 2024. On January 16, 2020, the OEB approved an updated 2020 base revenue requirement of $33 million, and the revenue cap escalator index for 2021 to 2024.
On December 17, 2019, the OEB issued a decision on HOSSM’s request for transmission revenue requirement for 2020. The OEB approved a 1.5% revenue cap increase effective January 1, 2020.
On October 25, 2019, NRLP filed its revenue cap incentive rate application for 2020-2024. On December 19, 2019, the OEB approved NRLP’s proposed 2020 revenue requirement of $9 million on an interim basis effective January 1, 2020. On April 9, 2020, final OEB approval was received.
Distribution
On November 15, 2019, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2% increase to 2019 base rates. On April 16, 2020, the OEB approved the requested increase for new rates effective May 1, 2020, while the implementation of these rates will be deferred to November 1, 2020 due to COVID-19.
2.    SIGNIFICANT ACCOUNTING POLICIES
Basis of Consolidation and Presentation
These unaudited condensed interim consolidated financial statements (Consolidated Financial Statements) include the accounts of the Company and its subsidiaries. Inter-company transactions and balances have been eliminated.
Basis of Accounting
These Consolidated Financial Statements are prepared and presented in accordance with United States Generally Accepted Accounting Principles (US GAAP) for interim financial statements and in Canadian dollars.
The accounting policies applied are consistent with those outlined in Hydro One's annual audited consolidated financial statements for the year ended December 31, 2019, with the exception of the adoption of new accounting standards as described in Note 3. These Consolidated Financial Statements reflect adjustments, that are, in the opinion of management, necessary to reflect fairly the financial position and results of operations for the respective periods. These Consolidated Financial Statements do not include all disclosures required in the annual financial statements and should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2019.

5

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2020 and 2019

3.    NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standard Updates (ASUs) issued by the Financial Accounting Standards Board that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2017-04	January 2017	The amendment removes the second step of the current two-step goodwill impairment test to simplify the process of testing goodwill.	January 1, 2020	No impact upon adoption
ASU 2018-13	August 2018	Disclosure requirements on fair value measurements in Accounting Standard Codification (ASC) 820 are modified to improve the effectiveness of disclosures in financial statement notes.	January 1, 2020	No impact upon adoption
ASU 2019-01	March 2019
This amendment carries forward the exemption previously provided under ASC 840 relating to the determination of the fair value of underlying assets by lessors that are not manufacturers or dealers. It also provides for clarification on cash-flow presentation of sales-type and financing leases and clarifies that transition disclosures under Topic 250 are not applicable in the adoption of ASC 842.
			January 1, 2020	No impact upon adoption
4.    BUSINESS COMBINATIONS
NRLP
On January 31, 2020, the Mississaugas of the Credit First Nation purchased an additional 19.9% equity interest in NRLP from Hydro One Networks for total cash consideration of $9.5 million. Following this transaction, Hydro One's interest in the equity portion of NRLP was reduced to 55%, with the Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation owning 25% and 20%, respectively, of the equity interest in NRLP.
5.     DEPRECIATION, AMORTIZATION AND ASSET REMOVAL COSTS

Three months ended March 31 (millions of dollars)	2020	2019
Depreciation of property, plant and equipment	167	162
Amortization of intangible assets	16	19
Amortization of regulatory assets	6	8
Depreciation and amortization	189	189
Asset removal costs	21	22
	210	211
6.    FINANCING CHARGES

Three months ended March 31 (millions of dollars)	2020	2019
Interest on long-term debt	122	111
Interest on short-term notes	5	7
Other	4	4
Less: Interest capitalized on construction and development in progress	(10)	(11)
Interest earned on cash and cash equivalents	(2)	(1)
	119	110

6

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2020 and 2019

7.    INCOME TAXES
As a rate regulated utility company, the Company’s effective tax rate excludes temporary differences that are recoverable in future rates charged to customers. Income tax expense differs from the amount that would have been recorded using the combined Canadian federal and Ontario statutory income tax rate. The reconciliation between the statutory and the effective tax rates is provided as follows:

Three months ended March 31 (millions of dollars)	2020	2019

Income before income tax expense	247	366
Income tax expense at statutory rate of 26.5% (2019 - 26.5%)	65	97

Increase (decrease) resulting from:
Net temporary differences recoverable in future rates charged to customers:
Capital cost allowance in excess of depreciation and amortization[1]	(24)	(22)
Impact of tax deductions from deferred tax asset sharing[2]	(12)	(23)
Overheads capitalized for accounting but deducted for tax purposes	(5)	(6)
Pension and post-retirement benefit contributions in excess of pension expense	(4)	(1)
Interest capitalized for accounting but deducted for tax purposes	(3)	(4)
Environmental expenditures	(2)	(2)
Other	(1)	(1)
Net temporary differences	(51)	(59)
Net permanent differences	1	1
Total income tax expense	15	39

Effective income tax rate	6.1%	10.7%
1 Included in the current period’s amount is the accelerated tax depreciation of up to three times the first-year rate for certain eligible capital investments acquired after November 20, 2018 and placed in-service before January 1, 2028, as introduced in the 2019 federal and Ontario budgets and enacted in the second quarter of 2019.
2 Impact of tax deductions from deferred tax sharing represents the OEB’s prescribed allocation to ratepayers of the net deferred tax asset that originated from the transition from the payments in lieu of tax regime under the Electricity Act, 1998 (Ontario) to tax payments under the federal and provincial tax regime.
8.    ACCOUNTS RECEIVABLE

As at (millions of dollars)	March 31, 2020	December 31, 2019
Accounts receivable - billed	373	330
Accounts receivable - unbilled	358	391
Accounts receivable, gross	731	721
Allowance for doubtful accounts	(38)	(22)
Accounts receivable, net	693	699
The following table shows the movements in the allowance for doubtful accounts for the three months ended March 31, 2020 and the year ended December 31, 2019:

(millions of dollars)	Three months ended March 31, 2020	Year ended December 31, 2019
Allowance for doubtful accounts – beginning	(22)	(21)
Write-offs	4	18
Additions to allowance for doubtful accounts[1]	(20)	(19)
Allowance for doubtful accounts – ending	(38)	(22)
1 Additions to allowance for doubtful accounts for the three months ended March 31, 2020 include $14 million (Year ended December 31, 2019 - $nil) related to the impact of the COVID-19 pandemic. In accordance with accounting guidance issued by the OEB on March 25, 2020, the Company has established a regulatory asset deferral account to track incremental costs, including costs relating to bad debt expenses, incurred as a result of the COVID-19 pandemic. See Note 11 - Regulatory Assets and Liabilities.

7

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2020 and 2019

9.     OTHER CURRENT ASSETS

As at (millions of dollars)	March 31, 2020	December 31, 2019
Prepaid expenses and other assets	61	41
Regulatory assets (Note 11)	39	52
Materials and supplies	21	21
	121	114
10.    PROPERTY, PLANT AND EQUIPMENT

As at (millions of dollars)	March 31, 2020	December 31, 2019
Property, plant and equipment	31,921	31,716
Less: accumulated depreciation	(11,503)	(11,345)
	20,418	20,371
Construction in progress	1,021	887
Future use land, components and spares	163	160
	21,602	21,418
11.    REGULATORY ASSETS AND LIABILITIES
Regulatory assets and liabilities arise as a result of the rate-setting process. Hydro One has recorded the following regulatory assets and liabilities:

As at (millions of dollars)	March 31, 2020	December 31, 2019
Regulatory assets:
Deferred income tax regulatory asset	1,196	1,128
Pension benefit regulatory asset	1,148	1,125
Environmental	136	141
Post-retirement and post-employment benefits	105	105
Post-retirement and post-employment benefits - non-service cost	87	77
Foregone revenue deferral	51	67
Stock-based compensation	44	42
Debt premium	15	17
COVID-19 emergency deferral	14	—
Other	28	26
Total regulatory assets	2,824	2,728
Less: current portion	(39)	(52)
	2,785	2,676

Regulatory liabilities:
Retail settlement variance account	70	23
Tax rule changes variance	55	44
Pension cost differential	33	31
Distribution rate riders	31	42
Green energy expenditure variance	29	31
Earnings sharing mechanism deferral	22	21
External revenue variance	7	6
Deferred income tax regulatory liability	5	5
Other	7	9
Total regulatory liabilities	259	212
Less: current portion	(34)	(45)
	225	167
COVID-19 Emergency Deferral
On March 25, 2020, the OEB issued accounting guidance for the establishment of three deferral accounts to track incremental costs and lost revenues related to the COVID-19 pandemic: (i) Billing and System Changes as a Result of the Emergency Order Regarding Time-of-Use Pricing, (ii) Lost Revenues Arising from the COVID-19 Emergency, and (iii) Other Incremental Costs, including costs

8

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2020 and 2019

relating to bad debt expenses. The OEB accounting guidance specified that incremental bad debt expense can be included in the Other Incremental Costs COVID-19 emergency deferral account and the Company has assessed that it is probable that this expense will be recovered in future rates; therefore, this has been recognized as a regulatory asset. The current balance in the deferral account represents the incremental bad debt expense as a result of the COVID-19 pandemic. Hydro One is also tracking certain incremental costs and lost revenues that have arisen due to the COVID-19 pandemic. These amounts have not been recognized as regulatory assets as the Company is currently assessing whether they are probable for recovery in future rates. The OEB intends to set out the timing and process for disposition of the deferral accounts.
12.    OTHER LONG-TERM ASSETS

As at (millions of dollars)	March 31, 2020	December 31, 2019
Right-of-Use (ROU) assets (Note 18)	68	71
Derivative assets (Note 16)	6	3
Other long-term assets	6	6
	80	80
13.    ACCOUNTS PAYABLE AND OTHER CURRENT LIABILITIES

As at (millions of dollars)	March 31, 2020	December 31, 2019
Accrued liabilities	644	603
Accounts payable	177	184
Accrued interest	140	104
Regulatory liabilities (Note 11)	34	45
Environmental liabilities	32	30
Lease obligations (Note 18)	9	8
Derivative liabilities (Note 16)	7	—
	1,043	974
14.    OTHER LONG-TERM LIABILITIES

As at (millions of dollars)	March 31, 2020	December 31, 2019
Post-retirement and post-employment benefit liability (Note 17)	1,734	1,705
Pension benefit liability (Note 17)	1,148	1,125
Environmental liabilities	104	111
Lease obligations (Note 18)	63	66
Due to related parties (Note 23)	35	40
Derivative liabilities (Note 16)	18	—
Asset retirement obligations	13	10
Long-term accounts payable	7	5
Other long-term liabilities	11	11
	3,133	3,073
15.    DEBT AND CREDIT AGREEMENTS
Short-Term Notes and Credit Facilities
Hydro One meets its short-term liquidity requirements in part through the issuance of commercial paper under its Commercial Paper Program which has a maximum authorized amount of $2,300 million. These short-term notes are denominated in Canadian dollars with varying maturities up to 365 days. The Commercial Paper Program is supported by the Company’s committed and unsecured revolving standby credit facilities totalling $2,300 million (Operating Credit Facilities). At March 31, 2020, no amounts have been drawn on the Operating Credit Facilities.
The Company may use the Operating Credit Facilities for working capital and general corporate purposes. If used, interest on the Operating Credit Facilities would apply based on Canadian benchmark rates. The obligation of each lender to make any credit extension under its credit facility is subject to various conditions including that no event of default has occurred or would result from such credit extension.

9

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2020 and 2019

Long-Term Debt
The following table presents long-term debt outstanding at March 31, 2020 and December 31, 2019:

As at (millions of dollars)	March 31, 2020	December 31, 2019
Hydro One long-term debt (a)	12,445	11,345
HOSSM long-term debt (b)	158	160
	12,603	11,505
Add: Net unamortized debt premiums	11	12
Add: Unrealized mark-to-market loss[1]	6	1
Less: Unamortized deferred debt issuance costs	(46)	(43)
Total long-term debt	12,574	11,475

Less: Long-term debt payable within one year	(1,153)	(653)
	11,421	10,822
1 The unrealized mark-to-market net loss of $6 million relates to $50 million of the Series 33 notes due 2020 and $300 million Series 39 notes due 2021 (December 31, 2019 - $1 million). The unrealized mark-to-market net loss is offset by a $6 million unrealized mark-to-market net gain (December 31, 2019 - $1 million) on the related fixed-to-floating interest-rate swap agreements, which are accounted for as fair value hedges.
(a) Hydro One long-term debt
At March 31, 2020, long-term debt of $12,445 million (December 31, 2019 - $11,345 million) was outstanding, the majority of which was issued under Hydro One’s Medium Term Note (MTN) Program. The maximum authorized principal amount of notes issuable under the MTN Program prospectus filed in March 2018 was $4,000 million. At March 31, 2020, no amounts remained available for issuance under this MTN Program prospectus. See Note 28 - Subsequent Events for details of a new prospectus.
During the three months ended March 31, 2020, Hydro One issued long-term debt totalling $1,100 million (2019 - $nil) under its MTN Program as follows:
•$400 million Series 45 notes with a maturity date of February 28, 2025 and a coupon rate of 1.76%;
•$400 million Series 46 notes with a maturity date of February 28, 2030 and a coupon rate of 2.16%; and
•$300 million Series 47 notes with a maturity date of February 28, 2050 and a coupon rate of 2.71%.
During the three months ended March 31, 2020, no long-term debt was repaid (2019 - $228 million) under the MTN Program.
(b) HOSSM long-term debt
At March 31, 2020, HOSSM long-term debt of $158 million (December 31, 2019 - $160 million), with a principal amount of $141 million (December 31, 2019 - $141 million) was outstanding. During the three months ended March 31, 2020 and 2019, no long-term debt was issued or repaid.
Principal and Interest Payments
At March 31, 2020, principal repayments, interest payments, and related weighted-average interest rates were as follows:

	Long-Term Debt Principal Repayments	Interest Payments	Weighted Average Interest Rate
	(millions of dollars)	(millions of dollars)	(%)
Year 1	1,153	497	2.5
Year 2	903	474	3.0
Year 3	4	451	6.6
Year 4	131	446	6.1
Year 5	1,100	434	2.3
	3,291	2,302	2.7
Years 6-10	1,800	1,978	2.8
Thereafter	7,495	4,248	4.9
	12,586	8,528	4.0
16.    FAIR VALUE OF FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
Non-Derivative Financial Assets and Liabilities
At March 31, 2020 and December 31, 2019, the Company’s carrying amounts of cash and cash equivalents, accounts receivable, due from related parties, short-term notes payable, accounts payable, and due to related parties are representative of fair value due to the short-term nature of these instruments.

10

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2020 and 2019

Fair Value Measurements of Long-Term Debt
The fair values and carrying values of the Company’s long-term debt at March 31, 2020 and December 31, 2019 are as follows:

As at	March 31, 2020		December 31, 2019
(millions of dollars)	Carrying Value	Fair Value	Carrying Value	Fair Value
Long-term debt measured at fair value:
$50 million of MTN Series 33 notes	50	50	50	50
$300 million MTN Series 39 notes	306	306	301	301
Other notes and debentures	12,218	13,681	11,124	13,121
Long-term debt, including current portion	12,574	14,037	11,475	13,472
Fair Value Measurements of Derivative Instruments
Fair Value Hedges
At March 31, 2020, Hydro One had interest-rate swaps with a total notional amount of $350 million (December 31, 2019 - $350 million) that were used to convert fixed-rate debt to floating-rate debt. These swaps are classified as fair value hedges. Hydro One’s fair value hedge exposure was approximately 3% (December 31, 2019 - 3%) of its total long-term debt. At March 31, 2020, Hydro One had the following interest-rate swaps designated as fair value hedges:

•	a $50 million fixed-to-floating interest-rate swap agreement to convert $50 million of the $350 million MTN Series 33 notes maturing April 30, 2020 into three-month variable rate debt; and

•	a $300 million fixed-to-floating interest-rate swap agreement to convert the $300 million MTN Series 39 notes maturing June 25, 2021 into three-month variable rate debt.
Cash Flow Hedges
At March 31, 2020, Hydro One had the following agreements designated as cash flow hedges:

•
$800 million in 3-year pay-fixed, receive-floating interest-rate swap agreements intended to offset the variability of interest rates on the issuances of short-term commercial paper between January 9, 2020 and March 9, 2023; and

•
$400 million of bond forward agreements intended to mitigate exposure to variability in interest rates on forecasted fixed-rate issuance from Hydro One's MTN program, expected to occur by the end of 2020.

At March 31, 2020 and December 31, 2019, the Company had no derivative instruments classified as undesignated contracts.
Fair Value Hierarchy
The fair value hierarchy of financial assets and liabilities at March 31, 2020 and December 31, 2019 is as follows:

As at March 31, 2020 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments (Note 12)
Fair value hedges (interest-rate swaps)	6	6	—	6	—
	6	6	—	6	—

Liabilities:
Long-term debt, including current portion	12,574	14,037	—	14,037	—
Derivative instruments (Notes 13,14)
Cash flow hedges, including current portion (interest-rate swaps)	25	25	—	25	—
	12,599	14,062	—	14,062	—

As at December 31, 2019 (millions of dollars)	Carrying Value	Fair Value	Level 1	Level 2	Level 3
Assets:
Derivative instruments (Note 12)
Fair value hedges (interest-rate swaps)	1	1	—	1	—
Cash flow hedges (interest-rate swaps)	2	2	—	2	—
	3	3	—	3	—

Liabilities:
Long-term debt, including current portion	11,475	13,472	—	13,472	—
	11,475	13,472	—	13,472	—

11

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2020 and 2019

The fair value of the hedged portion of the long-term debt is primarily based on the present value of future cash flows using a swap yield curve to determine the assumption for interest rates. The fair value of the unhedged portion of the long-term debt is based on unadjusted period-end market prices for the same or similar debt of the same remaining maturities.
There were no transfers between any of the fair value levels during the three months ended March 31, 2020 and the year ended December 31, 2019.
Risk Management
Exposure to market risk, credit risk and liquidity risk arises in the normal course of the Company’s business.
Market Risk
Market risk refers primarily to the risk of loss which results from changes in costs, foreign exchange rates and interest rates. The Company is exposed to fluctuations in interest rates, as its regulated return on equity is derived using a formulaic approach that takes anticipated interest rates into account. The Company is not currently exposed to material commodity price risk or material foreign exchange risk.
The Company uses a combination of fixed and variable-rate debt to manage the mix of its debt portfolio. The Company also uses derivative financial instruments to manage interest-rate risk. The Company may utilize interest-rate swaps designated as fair value hedges as a means to manage its interest rate exposure to achieve a lower cost of debt. The Company may also utilize interest-rate derivative instruments, such as cash flow hedges, to manage its exposure to short-term interest rates or to lock in interest-rate levels in forecasted financing.
A hypothetical 100 basis points increase in interest rates associated with variable-rate debt would not have resulted in a significant decrease in Hydro One’s net income for the three months ended March 31, 2020 and 2019.
For derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in the consolidated statements of operations and comprehensive income. The net unrealized loss (gain) on the hedged debt and the related interest-rate swaps for the three months ended March 31, 2020 and 2019 were not material.
For derivative instruments that are designated and qualify as cash flow hedges, the unrealized gain or loss, net of tax, on the derivative instrument is recorded as other comprehensive income (OCI) and is reclassified to results of operations in the same period during which the hedged transaction affects results of operations. The unrealized loss, net of tax, on the cash flow hedges for the three months ended March 31, 2020 recorded in OCI was $20 million (2019 - $nil), resulting in an accumulated other comprehensive loss of $18 million related to cash flow hedges at March 31, 2020 (December 31, 2019 - accumulated OCI of $2 million). No amounts were reclassified to results of operations during the three months ended March 31, 2020 or 2019. The Company estimates that the amount of accumulated other comprehensive loss, net of tax, related to cash flow hedges to be reclassified to results of operations in the next 12 months is approximately $5 million. Actual amounts reclassified to results of operations depend on the market risk in effect until the derivative contracts mature. For all forecasted transactions, the maximum term over which the Company is hedging exposures to the variability of cash flows is approximately three years.
Credit Risk
Financial assets create a risk that a counterparty will fail to discharge an obligation, causing a financial loss. At March 31, 2020 and December 31, 2019, there were no significant concentrations of credit risk with respect to any class of financial assets. The Company’s revenue is earned from a broad base of customers. As a result, Hydro One did not earn a material amount of revenue from any single customer. At March 31, 2020 and December 31, 2019, there was no material accounts receivable balance due from any single customer.
At March 31, 2020, the Company’s allowance for doubtful accounts was $38 million (December 31, 2019 - $22 million). The allowance for doubtful accounts reflects the Company's current lifetime expected credit losses for all accounts receivable balances, which are based on historical overdue balances, customer payments and write-offs. At March 31, 2020, approximately 5% (December 31, 2019 - 5%) of the Company’s net accounts receivable were outstanding for more than 60 days. Please see Note 8 - Accounts Receivable for additions to allowance for doubtful accounts related to the impact of the COVID-19 pandemic.
Hydro One manages its counterparty credit risk through various techniques including (i) entering into transactions with highly rated counterparties, (ii) limiting total exposure levels with individual counterparties, (iii) entering into master agreements which enable net settlement and the contractual right of offset, and (iv) monitoring the financial condition of counterparties. The Company monitors current credit exposure to counterparties on both an individual and an aggregate basis. The Company’s credit risk for accounts receivable is limited to the carrying amounts on the consolidated balance sheets.
Derivative financial instruments result in exposure to credit risk since there is a risk of counterparty default. The maximum credit exposure of derivative contracts, before collateral, is represented by the fair value of contracts at the reporting date. At March 31, 2020 and December 31, 2019, the counterparty credit risk exposure on the fair value of these interest-rate swap contracts was not material. At March 31, 2020, Hydro One’s credit exposure for all derivative instruments, and applicable payables and receivables, was with four financial institutions with investment grade credit ratings as counterparties.

12

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2020 and 2019

Liquidity Risk
Liquidity risk refers to the Company’s ability to meet its financial obligations as they come due. Hydro One meets its short-term operating liquidity requirements using cash and cash equivalents on hand, funds from operations, the issuance of commercial paper, and the Operating Credit Facilities. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand, and anticipated levels of funds from operations are expected to be sufficient to fund the Company’s operating requirements and debt maturities in 2020. The Company's currently available liquidity is also expected to be sufficient to address any reasonably foreseeable impacts that the COVID-19 pandemic may have on the Company’s cash requirements in 2020.
17.    PENSION AND POST-RETIREMENT AND POST-EMPLOYMENT BENEFITS
The following table provides the components of the net periodic benefit costs for the three months ended March 31, 2020 and 2019:

	Pension Benefits		Post-Retirement and Post-Employment Benefits
Three months ended March 31 (millions of dollars)	2020	2019	2020	2019
Current service cost	54	37	18	14
Interest cost	71	76	15	15
Expected return on plan assets, net of expenses[1]	(113)	(116)	—	—
Amortization of actuarial losses	24	14	1	1
Net periodic benefit costs	36	11	34	30

Charged to results of operations[2]	6	7	13	11

[1]	The expected long-term rate of return on pension plan assets for the year ending December 31, 2020 is 5.75% (2019 - 6.5%).
2 The Company accounts for pension costs consistent with their inclusion in OEB-approved rates. During the three months ended March 31, 2020, pension costs of $18 million (2019 - $18 million) were attributed to labour, of which $6 million (2019 - $7 million) was charged to operations, $nil (2019 - $5 million) was recorded as regulatory assets, and $12 million (2019 - $6 million) was capitalized as part of the cost of property, plant and equipment and intangible assets.
Effective March1, 2018, certain employees who provided customer service operations for Hydro One through Inergi LP were transferred to Hydro One Networks, and began accruing defined benefits in the Hydro One defined benefit pension plan (Pension Plan). Pursuant to the arrangement, Inergi LP, Vertex Customer Management (Canada) Ltd. and Hydro One Networks agreed to transfer the defined benefit assets and related pension obligations (for current and former members) of the Inergi LP Customer Service Operations Pension Plan and the Vertex Customer Management (Canada) Limited Pension Plan (Transferring Plans) to the Pension Plan, effective March 1, 2018. Regulatory approval for the transfer was received on November 27, 2019 and the assets and related pension obligations of the Transferring Plans were transferred to the Pension Plan on March 2, 2020.
18.    LEASES
Hydro One has operating lease contracts for buildings used in administrative and service-related functions. These leases have terms between three and seven years with renewal options of additional three- to five-year terms at prevailing market rates at the time of extension. All leases include a clause to enable upward revision of the rental charge on an annual basis or on renewal according to prevailing market conditions or pre-established rents. There are no restrictions placed upon Hydro One by entering into these leases. Renewal options are included in the lease term when their exercise is reasonably certain. Other information related to the Company's operating leases was as follows:

Three months ended March 31 (millions of dollars)	2020	2019
Lease expense	2	2
Lease payments made	3	2

As at	March 31, 2020	December 31, 2019
Weighted-average remaining lease term[1] (years)	8	8
Weighted-average discount rate	2.7%	2.7%
1 Includes renewal options that are reasonably certain to be exercised.

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HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2020 and 2019

At March 31, 2020, future minimum operating lease payments were as follows:

(millions of dollars)
Remainder of 2020	8
2021	11
2022	10
2023	9
2024	9
Thereafter	33
Total undiscounted minimum lease payments[1]	80
Less: discounting minimum lease payments to present value	(8)
Total discounted minimum lease payments	72
1 Excludes committed amounts of $6 million for leases that have not yet commenced.
At December 31, 2019, future minimum operating lease payments were as follows:

(millions of dollars)
2020	10
2021	11
2022	10
2023	9
2024	9
Thereafter	33
Total undiscounted minimum lease payments[1]	82
Less: discounting minimum lease payments to present value	(9)
Total discounted minimum lease payments	73
1 Excludes committed amounts of $6 million for leases that have not yet commenced.
Hydro One presents its ROU assets and lease obligations on the consolidated balance sheets as follows:

As at (millions of dollars)	March 31, 2020	December 31, 2019
Other long-term assets (Note 12)	68	71
Accounts payable and other current liabilities (Note 13)	9	8
Other long-term liabilities (Note 14)	63	66
19.    SHARE CAPITAL
Common Shares
The Company is authorized to issue an unlimited number of common shares. At March 31, 2020 and December 31, 2019, the Company had 142,239 common shares issued and outstanding. During the three months ended March 31, 2020, a return of stated capital in the amount of $146 million (2019 - $138 million) was paid. See Note 28 - Subsequent Events for a return of stated capital approved subsequent to March 31, 2020.
The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board of Directors may consider relevant.
Preferred Shares
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At March 31, 2020 and December 31, 2019, two series of preferred shares were authorized for issuance: the Class A preferred shares and Class B preferred shares. On January 24, 2019, the Company redeemed 485,870 Class B preferred shares totalling $486 million. At March 31, 2020 and December 31, 2019, the Company had no Class B preferred shares and Class A preferred shares issued and outstanding.
20.     DIVIDENDS
During the three months ended March 31, 2020, no preferred share dividends (2019 - $2 million) and no common share dividends (2019 - $1 million) were declared and paid.

14

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2020 and 2019

21.    EARNINGS PER COMMON SHARE
Basic and diluted earnings per common share is calculated by dividing net income attributable to common shareholder of Hydro One by the weighted-average number of common shares outstanding. The weighted-average number of common shares outstanding during the three months ended March 31, 2020 and 2019 were 142,239. There were no dilutive securities during the three months ended March 31, 2020 or 2019.
22.    STOCK-BASED COMPENSATION
Share Grant Plans
There were no changes in share grants under the Share Grant Plans during the three months ended March 31, 2020 and 2019. See Note 28 - Subsequent Events for Hydro One Limited common shares issued in April 2020.
Directors' Deferred Share Unit (DSU) Plan
A summary of DSU awards activity under the Directors' DSU Plan during the three months ended March 31, 2020 and 2019 is presented below:

Three months ended March 31 (number of DSUs)	2020	2019
DSUs outstanding - beginning	52,620	46,697
Granted	5,859	12,523
Settled	—	(24,015)
DSUs outstanding - ending	58,479	35,205
At March 31, 2020, a liability of $1 million (December 31, 2019 - $1 million) related to Directors' DSUs has been recorded at the closing price of Hydro One Limited common shares of $25.34 (December 31, 2019 - $25.08). This liability is included in long-term accounts payable and other liabilities on the consolidated balance sheets.
Management DSU Plan
A summary of DSU awards activity under the Management DSU Plan during the three months ended March 31, 2020 and 2019 is presented below:

Three months ended March 31 (number of DSUs)	2020	2019
DSUs outstanding - beginning	52,186	104,041
Granted	20,277	20,387
Paid	(5,411)	(52,345)
DSUs outstanding - ending	67,052	72,083
At March 31, 2020, a liability of $2 million (December 31, 2019 - $1 million) related to Management DSUs has been recorded at the closing price of Hydro One Limited common shares of $25.34 (December 31, 2019 - $25.08). This liability is included in long-term accounts payable and other liabilities on the consolidated balance sheets.
Long-term Incentive Plan (LTIP)
Performance Share Units (PSU) and Restricted Share Units (RSU)
A summary of PSU and RSU awards activity under the LTIP during the three months ended March 31, 2020 and 2019 is presented below:

	PSUs		RSUs
Three months ended March 31 (number of units)	2020	2019	2020	2019
Units outstanding - beginning	162,344	594,470	200,883	432,780
Vested and issued	(44,800)	(75,522)	—	(20,976)
Forfeited	(377)	(8,968)	(565)	(6,924)
Settled	—	(34,550)	(56,410)	(17,270)
Units outstanding - ending[1]	117,167	475,430	143,908	387,610

[1]
Units outstanding at March 31, 2020 include 7,740 PSUs (2019 - 190,290) and 39,920 RSUs (2019 - 147,820) that may be settled in cash if certain conditions are met. At March 31, 2020, a liability of $1 million (2019 - $6 million) has been recorded with respect to these awards and is included in accrued liabilities on the consolidated balance sheets.

No awards were granted during the three months ended March 31, 2020 and 2019. The compensation expense related to the PSU and RSU awards recognized by the Company during the three months ended March 31, 2020 was $1 million (2019 - $5 million).
At March 31, 2020, $7 million (December 31, 2019 - $10 million) payable to Hydro One Limited relating to PSU and RSU awards was included in due to related parties on the consolidated balance sheets.

15

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2020 and 2019

Stock Options
A summary of stock options activity during the three months ended March 31, 2020 and 2019 is presented below:

Three months ended March 31 (number of stock options)	2020	2019
Stock options outstanding - beginning[1]	403,550	949,910
Exercised	(240,840)	—
Stock options outstanding - ending[2]	162,710	949,910
1 All stock options outstanding as at January 1, 2020, were vested and exercisable (2019 - all stock options were non-vested).
2 All stock options outstanding as at March 31, 2020, were vested and exercisable (2019 - 599,413 stock options remain non-vested).
23.    RELATED PARTY TRANSACTIONS
Hydro One is owned by Hydro One Limited. The Province is a shareholder of Hydro One Limited with approximately 47.3% ownership at March 31, 2020. The Independent Electricity System Operator (IESO), Ontario Power Generation Inc. (OPG), Ontario Electricity Financial Corporation (OEFC), the OEB, Hydro One Telecom Inc. (Hydro One Telecom) and 2587264 Ontario Inc. are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy or by Hydro One Limited. The following is a summary of the Company’s related party transactions during the three months ended March 31, 2020 and 2019:

Three months ended March 31 (millions of dollars)
Related Party	Transaction	2020	2019
IESO	Power purchased	776	550
	Revenues for transmission services	395	413
	Amounts related to electricity rebates	433	138
	Distribution revenues related to rural rate protection	59	58
	Distribution revenues related to the supply of electricity to remote northern communities	9	9
	Funding received related to Conservation and Demand Management programs	9	15
OPG	Power purchased	2	3
	Revenues related to provision of services and supply of electricity	2	2
	Costs related to the purchase of services	1	—
OEFC	Power purchased from power contracts administered by the OEFC	—	1
OEB	OEB fees	2	2
Hydro One Limited	Return of stated capital	146	138
	Dividends paid	—	1
	Stock-based compensation costs	2	7
	Cost recovery for services provided	2	3
Hydro One Telecom	Services received – costs expensed	5	6
	Revenues for services provided	1	1
2587264 Ontario Inc.	Preferred shares redeemed	—	486
	Dividends paid	—	2
Sales to and purchases from related parties are based on the requirements of the OEB’s Affiliate Relationships Code. Outstanding balances at period end are interest-free and settled in cash. Invoices are issued monthly, and amounts are due and paid on a monthly basis.

16

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2020 and 2019

24.    CONSOLIDATED STATEMENTS OF CASH FLOWS
The changes in non-cash balances related to operations consist of the following:

Three months ended March 31 (millions of dollars)	2020	2019
Accounts receivable (Note 8)[1]	(8)	(10)
Due from related parties	98	(11)
Materials and supplies (Note 9)	—	(1)
Prepaid expenses and other assets (Note 9)	(20)	(23)
Other long-term assets (Note 12)	—	(2)
Accounts payable (Note 13)[2]	(10)	(33)
Accrued liabilities (Note 13)	41	17
Due to related parties[3]	(102)	(87)
Accrued interest (Note 13)	36	24
Long-term accounts payable and other long-term liabilities (Note 14)	2	1
Post-retirement and post-employment benefit liability (Note 14)[4]	19	11
	56	(114)
1 Adjusted for $14 million related to amounts with a regulatory asset offset (2019 - $nil).
2 Adjusted for $3 million related to capital investments (2019 - $1 million).
3 Adjusted for $2 million related to regulatory liability offset (2019 - $10 million).
4 Adjusted for $10 million related to amounts with a regulatory asset offset (2019 - $8 million).
Capital Expenditures
The following tables reconcile investments in property, plant and equipment and intangible assets and the amounts presented in the consolidated statements of cash flows for the three months ended March 31, 2020 and 2019. The reconciling items include net change in accruals and capitalized depreciation.

Three months ended March 31, 2020 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(349)	(22)	(371)
Reconciling items	11	—	11
Cash outflow for capital expenditures	(338)	(22)	(360)

Three months ended March 31, 2019 (millions of dollars)	Property, Plant and Equipment	Intangible Assets	Total
Capital investments	(288)	(21)	(309)
Reconciling items	10	(3)	7
Cash outflow for capital expenditures	(278)	(24)	(302)

Supplementary Information

Three months ended March 31 (millions of dollars)	2020	2019
Net interest paid	90	93
Income taxes paid	13	13
25.    CONTINGENCIES
Hydro One is involved in various lawsuits and claims in the normal course of business. In the opinion of management, the outcome of such matters will not have a material adverse effect on the Company’s consolidated financial position, results of operations or cash flows.
26.     COMMITMENTS
The following table presents a summary of Hydro One’s commitments under outsourcing and other agreements due in the next five years and thereafter:

As at March 31, 2020 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Outsourcing and other agreements	139	10	3	2	3	13
Long-term software/meter agreement	19	1	2	1	2	—

17

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2020 and 2019

The following table presents a summary of Hydro One’s other commercial commitments by year of expiry in the next five years and thereafter:

As at March 31, 2020 (millions of dollars)	Year 1	Year 2	Year 3	Year 4	Year 5	Thereafter
Operating Credit Facilities	—	—	—	—	2,300	—
Letters of credit[1]	184	—	—	—	—	—
Guarantees[2]	325	—	—	—	—	—
1 Letters of credit consist of $171 million letters of credit related to retirement compensation arrangements, a $4 million in letters of credit to satisfy debt service reserve requirements, a $6 million letter of credit provided to the IESO for prudential support, and $3 million in letters of credit for various operating purposes.
2 Guarantees consist of prudential support provided to the IESO by Hydro One on behalf of its subsidiaries.
27.    SEGMENTED REPORTING
Hydro One has three reportable segments:

•
The Transmission Segment, which comprises the transmission of high voltage electricity across the province, interconnecting more than 70 local distribution companies and certain large directly connected industrial customers throughout the Ontario electricity grid;

•	The Distribution Segment, which comprises the delivery of electricity to end customers and certain other municipal electricity distributors; and

•	Other Segment, which includes certain corporate activities.
The designation of segments has been based on a combination of regulatory status and the nature of the services provided. Operating segments of the Company are determined based on information used by the chief operating decision-maker in deciding how to allocate resources and evaluate the performance of each of the segments. The Company evaluates segment performance based on income before financing charges and income taxes from continuing operations (excluding certain allocated corporate governance costs).

Three months ended March 31, 2020 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	400	1,439	—	1,839
Purchased power	—	1,007	—	1,007
Operation, maintenance and administration	105	149	2	256
Depreciation and amortization	112	98	—	210
Income (loss) before financing charges and income tax expense	183	185	(2)	366

Capital investments	236	135	—	371

Three months ended March 31, 2019 (millions of dollars)	Transmission	Distribution	Other	Consolidated
Revenues	429	1,321	—	1,750
Purchased power	—	807	—	807
Operation, maintenance and administration	103	147	6	256
Depreciation and amortization	113	98	—	211
Income (loss) before financing charges and income taxes	213	269	(6)	476

Capital investments	206	103	—	309
Total Assets by Segment:

As at (millions of dollars)	March 31, 2020	December 31, 2019
Transmission	15,028	14,917
Distribution	9,925	9,943
Other	3,038	2,057
Total assets	27,991	26,917

18

HYDRO ONE INC.
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited) (continued)
For the three months ended March 31, 2020 and 2019

Total Goodwill by Segment:

As at (millions of dollars)	March 31, 2020	December 31, 2019
Transmission	157	157
Distribution	168	168
Total goodwill	325	325
All revenues, assets and costs, as the case may be, are earned, held or incurred in Canada.
28.     SUBSEQUENT EVENTS
Return of Stated Capital
On May 7, 2020, a return of stated capital of $154 million was approved.
Share Grant Plans
On April 1, 2020, Hydro One Limited issued from treasury 432,236 common shares to eligible Hydro One employees in accordance with provisions of the Share Grant Plans.
MTN Prospectus
On April 14, 2020, Hydro One filed a new short form base shelf prospectus for its MTN Program. The short form base shelf prospectus allows Hydro One to offer and issue from time to time medium term notes in an aggregate principal amount up to $4.0 billion during the twenty-five month period ending in May 2022.
OEB Decision - 2020-2022 Transmission Rates
On April 23, 2020, the OEB rendered its decision on the 2020-2022 transmission rate application (2020-2022 Transmission Decision). The Company intends to file its draft rate order reflecting updated revenue requirements for years 2020 to 2022 for the OEB’s approval by May 28, 2020. The financial impact of the 2020-2022 Transmission Decision will be determined and reflected prospectively in the Company’s second quarter consolidated financial statements.
Acquisition of Orillia Power
On April 30, 2020, the OEB issued its decision approving Hydro One’s application to acquire Orillia Power Distribution Corporation from the City of Orillia. The transaction is expected to close before the end of 2020.
Acquisition of Peterborough Distribution
On April 30, 2020, the OEB issued its decision approving Hydro One’s application to acquire the business and distribution assets of Peterborough Distribution Inc., from the City of Peterborough. The transaction is expected to close before the end of 2020.

19